ELEMENTAL ROYALTY ANNOUNCES INCLUSION IN THE GDXJ

September 14, 2026 - Denver, Colorado: Elemental Royalty Corporation (NASDAQ: ELE) (TSX: ELE) ("Elemental" or "the Company") is pleased to announce that it has been added to the MVIS® Global Junior Gold Miners Index ("MVGDXJ"), the underlying benchmark index for the VanEck Junior Gold Miners ETF ("GDXJ").

The change will become effective after market close on Friday, September 18, 2026, pursuant to the GDXJ's semi-annual review and quarterly rebalance.

Elemental Chief Executive Officer, David M. Cole, commented: "Elemental's inclusion in the GDXJ represents another important milestone in the transformation of the Company over the past twelve months. During that period, we have significantly increased our scale, trading liquidity and portfolio quality, establishing Elemental as a leading mid-tier royalty company with a diversified production base and compelling long-term growth profile. Our inclusion in one of the world's largest precious metals equity ETFs reflects Elemental's growing profile in the global capital markets and is expected to further enhance our liquidity and visibility among both institutional and retail investors."

About the GDXJ

The VanEck Junior Gold Miners ETF seeks to replicate, before fees and expenses, the price and yield performance of the MVIS® Global Junior Gold Miners Index, which tracks the performance of liquid small-cap companies in the global gold and silver mining industries.

GDXJ is one of the world's largest exchange-traded funds focused on junior gold and silver companies, with approximately US$9.3 billion in total net assets as of September 11, 2026.

For more information on the GDXJ, please visit: https://www.vaneck.com/us/en/investments/junior-gold-miners-etf-gdxj/overview/

For more information on the MVGDXJ, please visit: https://www.marketvector.com/indexes/hard-asset/mvis-global-junior-gold-miners

For further information contact:

Elemental Royalty Corporation:

David M. Cole	Tara Vivian-Neal,
CEO	Investor Relations
info@elementalroyalty.com	investor@elementalroyalty.com

www.elementalroyalty.com

Phone: +1 (604) 688-6390

(NASDAQ: ELE) | (TSX: ELE) | ISIN: CA28620K1066 | CUSIP: 28620K

About Elemental Royalty Corporation.

Elemental is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

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Elemental Royalty Corporation | www.elementalroyalty.com
info@elementalroyalty.com

Elemental Royalty trades on NASDAQ and on the TSX under the ticker symbol "ELE".

Cautionary note regarding forward-looking statements and financial outlook

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable United States and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof).

Forward-looking statements and information include, but are not limited to, statements regarding future royalties and future consideration payments or issuances of shares, or other statements that are not statements of fact. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2025. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represent management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Neither the Nasdaq Stock Market LLC, or the TSX, or its Regulation Service Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this press release.

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Elemental Royalty Corporation | www.elementalroyalty.com
info@elementalroyalty.com